October 29, 2013

VIA EDGAR

Re:	Brixmor Property Group Inc.

Registration Statement on Form S-11

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Ladies and Gentlemen:

On behalf of Brixmor Property Group Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, the above-referenced registration statement on Form S-11 (the “Registration Statement”). The Registration Statement is filed pursuant to Rule 462(b) under the Securities Act and registers additional securities of the same class as were included in the Registration Statement on Form S-11 (File No. 333-190002) filed by the Company for the same offering and declared effective by the Securities and Exchange Commission on the date hereof.

The certifications of Brixmor Property Group Inc. as to payment of the registration fee are enclosed with this letter.

If you have any questions in connection with this filing, please call me (212-455-3986).

  Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie